United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
June 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

INCORPORATION BY REFERENCE
     This report is incorporated by reference into our automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on November 13, 2006 (SEC File Nos. 333-138617 and 33-138617-01).

ii

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
Overview
     We generated net income of US$2,217 million in the first three months of 2007, an 89.3% increase over the same period of 2006. This performance was driven primarily by a 102.2% increase in operating income, which was US$2,702 million in the first three months of 2007. The increase in operating income was driven by a 124.2% increase in net revenue, which was US$7,489 million in the first three months of 2007. US$3,228 million of revenue in the first three months of 2007 was attributable to CVRD Inco. Non-operating income increased by US$135 million, due primarily to higher financial income.
Revenues
     Our gross operating revenues were US$7,680 million in the first three months of 2007, 120.1% higher than in the same period of 2006. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Three months ended March 31,
	2007		2006		Change
	(US$ million)
Product
Iron ore and pellets:
Iron ore	US$	2,450	US$	2,000	22.5%
Pellets		614		462	32.9

Subtotal		3,064		2,462	24.5
Nickel and other products (*)		3,228		—	—
Manganese ore and ferroalloys		143		117	22.2
Potash		32		22	45.5
Kaolin		50		48	4.2
Copper concentrate		146		111	31.5
Logistics services		331		289	14.5
Aluminum-related products		649		429	51.3
Other products and services		37		12	208.3

Gross revenues		7,680		3,490	120.1
Value added tax		(191)		(150)	27.3

Net operating revenues	US$	7,489	US$	3,340	124.2%

(*)	Includes co-products and by-products (copper, precious metals, cobalt and others).
     Iron ore and pellets. Gross revenues from iron ore and pellets were US$3,064 million in the first three months of 2007, 24.5% higher than in the same period of 2006, driven by a 22.5% increase in gross revenues from iron ore and a 32.9% increase in gross revenues from pellets.
•	Iron ore. Customer demand for iron ore continued to exceed our production capacity in the first three months of 2007. In May 2006, we reached agreements with major steelmakers under which our reference prices for iron ore increased by an average of 19.0%. Reflecting these increases, average selling prices for the first three months of 2007 were 21.2% higher than in the same period of 2006. We also increased our shipments of iron ore by 1.1% compared to the first three months of 2006. The increase in shipments was made possible by higher production at our existing mines, the expansion of our Carajás mine and the startup of our Brucutu mine in the third quarter of 2006. These production increases more than offset the negative impact on production of (i) heavy rain during the period, which slowed production in the mines, especially in Itabira, and caused rail transportation disruptions in the Southeastern System that slowed the flow of goods from mine to port and (ii) 43.0% lower iron ore purchases from third parties.

•	Pellets. Total shipments in the first three months of 2007 were 34.7% higher, at 2,045 million metric tons, than in the same period in 2006, primarily reflecting the re-opening of our São Luís pellet plant after we temporarily shut it down for maintenance from

March to July 2006 due to lower demand resulting from steel production cuts in Europe and North America. Reference prices for blast furnace and direct reduction pellets were reduced by 3% in our negotiations with major steelmakers in May 2006. Despite this reduction in reference prices, average selling prices for the first three months of 2007 remained stable compared to the first three months of 2006.
     In May 2007, we reached an agreement with major steelmakers under which our 2007 reference prices will increase by 9.5% for iron ore and by 5.28% for blast furnace and direct reduction pellets beginning in the second quarter.
Nickel and other products
     We acquired Inco in October 2006. In the first three months of 2007, nickel and other products sold by CVRD Inco accounted for US$3,228 million of revenues. If we had acquired Inco in January 2006, we would have reported US$1,117 million of revenues from nickel and other products in the first three months of 2006. The increase in revenues in 2007 was due to a 170% increase in average prices obtained and a 10.9% increase in the volume of refined nickel shipments.
Manganese ore and ferroalloys
     Gross revenues from sales of manganese ore and ferroalloys were US$143 million in the first three months of 2007, 22.2% higher than in the same period of 2006. This effect resulted from:
•	A 29.2% increase in gross revenues from ferroalloys, from US$106 million in the first three months of 2006 to US$137 million in the first three months of 2007. This increase was due to a 32.6% increase in average selling prices driven by growth in global demand and lower production by swing producers.

•	A 45.5% decrease in gross revenue from manganese ore, from US$11 million in the first three months of 2006 to US$6 million in the first three months of 2007. This decrease was driven by a 44.3% decrease in volumes, reflecting lower demand and our related decision to reduce production at our mines.
Potash
     Gross revenues from sales of potash were US$32 million in the first three months of 2007, 45.5% higher than in the same period of 2006. The increase was driven by a 56.3% increase in sales volume, reflecting sales of inventories. Prices decreased by 6.9%, but the recent trend in prices has been positive, driven by the global increase in agricultural land farmed and the use of fertilizers.
Kaolin
     Gross revenues from sales of kaolin were US$50 million in the first three months of 2007, 4.2% higher than in the same period of 2006. The increase was due principally to a 24.3% increase in average selling prices, which was offset by a 16.2% decrease in volume due to reduced availability caused by operational problems.
Copper Concentrate
     Gross revenues from sales of copper concentrate were US$146 million in the first three months of 2007, 31.5% higher than in the same period of 2006. The increase was attributable to 32.9% higher output from our Sossego copper mine due to the resolution of operational problems in the beneficiation plant in the first quarter of 2006.

Logistics services
     Gross revenues from logistics services were US$331 million in the first three months of 2007, 14.5% higher than in the same period of 2006. The increase reflects the following factors:
•	A 13.1% increase in revenues from railroad transportation, from US$214 million in the first three months of 2006 to US$242 million in the same period of 2007. The increase in revenues was mainly driven by an 8.2% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to a change in the mix of products shipped. Volumes shipped increased by 4.7%.

•	A 22.2% increase in gross revenues from port operations, from US$54 million in the first three months of 2006 to US$66 million in the same period of 2007. This increase was driven primarily by a 13.2% increase in volume and an 7.8% increase in average selling prices.

•	Gross revenues from shipping remained stable at US$23 million in the first three months of 2007 compared to US$21 million in the same period of 2006.
Aluminum-related products
     Gross revenues from aluminum-related products were US$649 million in the first three months of 2007, 51.3% higher than in the same period of 2006. The increase reflects the following factors:
•	A 52.3% increase in gross revenues from sales of aluminum, from US$260 million in the first three months of 2006 to US$396 million in the same period of 2007. Our consolidation of the results of Valesul beginning in July 2006 accounted for US$82 million of the US$136 million increase. Average selling prices rose by 27.3%, reflecting strong worldwide demand for aluminum. Volume increased by 19.6%, reflecting the consolidation of Valesul as well as operational improvements at Albras.

•	A 51.9% increase in gross revenues from sales of alumina, from US$160 million in the first three months of 2006 to US$243 million in the same period of 2007. The increase resulted primarily from a 38.9% increase in sales volume due to higher production, reflecting the startup of Stages 4 and 5 of Alunorte’s Barcarena refinery in the first quarter of 2006. The expansion in alumina production more than offset the accounting impact of eliminating sales of alumina by Alunorte to Valesul upon its consolidation beginning in July 2006. Average selling prices were 8.9% higher in the first three months of 2007 than in the first three months of 2006, reflecting higher LME prices for aluminum, the reference price for our alumina sales.
Other products and services
     Gross revenues from other products and services were US$37 million in the first three months of 2007, more than three times higher than in the same period of 2006, primarily reflecting sales of pig iron.

Operating costs and expenses
     The following table summarizes our operating costs and expenses for the periods indicated.

	Three months ended March 31,
	2007		2006		% Change
	(US$ million)
Cost of ores and metals	US$	3,813	US$	1,256	203.6%
Cost of logistic services		188		174	8.0
Cost of aluminum-related products		369		257	43.6
Cost of other products and services		20		8	150.0

Cost of goods sold		4,390		1,695	159.0

Selling, general and administrative expenses		268		168	59.5

Research and development		113		71	59.2

Other costs and expenses		16		70	(77.1)

Total operating costs and expenses	US$	4,787	US$	2,004	138.9%

     The following table summarizes the components of our cost of goods sold for the periods indicated.

	Three months ended March 31,
	2007		2006		% Change
	(US$ million)
Outsourced services	US$	500	US$	419	19.3%
Materials costs		514		292	76.0
Energy:
Fuel		280		171	63.7
Electric energy		203		119	70.6

Subtotal		483		290	66.6

Acquisition of products:
Iron ore and pellets		252		201	25.4
Aluminum products		82		69	18.8
Nickel		446		—	—
Other		12		15	(20.0)

Subtotal		792		285	177.9

Personnel		437		146	199.3
Depreciation and depletion		386		158	144.3
Inventory adjustments		984		—	100.0
Others		294		105	180.0

Total	US$	4,390	US$	1,695	159.0%

     Our total cost of goods sold was 159.0% higher in the first three months of 2007 than in the same period of 2006. On average, the real was higher against the U.S. dollar and, because the majority of CVRD’s costs and expenses are denominated in reais, this led to increased costs when measured in U.S. dollars. The following factors also contributed to the increase:
•	Impact of Inco acquisition. CVRD Inco operations in the first quarter of 2007 accounted for US$2,311 million of total cost of goods sold. US$984 million of this amount relates to purchase accounting adjustments under SFAS 141/142 that required us to mark to market Inco’s inventories upon acquisition. The excess of the market price of these inventories over the production cost is included in cost of goods sold when the inventories are sold. There is US$78 million remaining to be recognized in the second quarter of

2007. The following table summarizes the components of CVRD Inco’s cost of goods sold.

	Three months ended
	March 31, 2007
	(US$ million)
Outsourced services		92
Materials costs		134
Energy		110
Acquisition of products — nickel		446
Personnel		246
Depreciation and depletion		149
Inventory adjustments		984
Others		150

Total	US$	2,311

If we had acquired Inco in January 2006, we would have reported US$835 million of costs related to nickel and other products for the first three months of 2006. The increase from US$835 million in the first three months of 2006 to US$2,311 million in the first three months of 2007 is due to purchase accounting adjustments totaling US$984 million, as described above, a US$258 million acquisition of refined nickel for resale and increased production at Voisey’s Bay.
•	Outsourced services costs increased by 19.3%, or US$81 million, driven primarily by the acquisition of Inco.

•	Materials costs increased by 76.0%, or US$222 million, primarily reflecting the acquisition of Inco, which accounted for US$134 million, higher volumes and the appreciation of the real against the U.S. dollar.

•	Energy costs increased by 66.6%, or US$193 million. CVRD Inco accounted for US$110 million. The increase was also due to higher energy consumption resulting from the expansion of Alunorte, the consolidation of Valesul, the appreciation of the real against the U.S. dollar and higher energy prices in reais.

•	Product acquisition costs increased by 177.9%, or US$507 million. The increase was driven by product acquisition costs of CVRD Inco, which were US$446 million, a 25.4% increase in the cost of acquiring iron ore and pellets and a 18.8% increase in the cost of acquiring bauxite and other products. The increase in iron ore and pellet costs primarily reflects higher iron ore prices, which offset the impact of a decrease in the volume purchased. The higher bauxite acquisition costs reflect higher purchases of bauxite from third parties to supply the expanded operation of Alunorte’s Barcarena alumina refinery. We expect third-party bauxite purchases to decline in the third quarter of 2007 following the start-up of the Paragominas mine.

•	Personnel costs increased by 199.3%, reflecting an increase in the number of our employees as a result of our expansion projects and our consolidation of Valesul and CVRD Inco, and the appreciation of the real against the U.S. dollar. In wage negotiations in July 2006, we agreed to a 3% wage increase that took effect in January 2007.

•	Depreciation and depletion increased by 144.3%, reflecting the impact of the acquisition of Inco, our recent capital expenditures and the appreciation of the real against the U.S. dollar.
Selling, general and administrative expenses
           Selling, general and administrative expenses were US$268 million in the first three months of 2007, 59.5% higher than in the same period of 2006. The increase resulted primarily from the acquisition of Inco, the appreciation of the real against the U.S. dollar, salary increases that took effect in January 2007, an increase in the number of administrative employees due to the expansion of our activities and higher depreciation reflecting the impact of our recent capital expenditures.
Research and development expenses
     Research and development expenses were US$113 million in the first three months of 2007, 59.2% higher than in the same period of 2006, due to increased mineral exploration and project studies in South Africa, Asia, Africa and Australia and the consolidation of CVRD Inco.
Other costs and expenses
     Other costs and expenses were US$16 million in the first three months of 2007, 77.1% lower than in the same period of 2006.
Operating Income by Segment
     The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Three months ended March 31,
	2007			2006
	Operating		% of net	Operating		% of net
	income (loss)		operating	income (loss)		operating
	(US$ million)		revenues	(US$ million)		revenues
Ferrous minerals
Iron ore	US$	1,405	59.1%	US$	970	49.9%
Pellets		164	27.7		136	30.7
Manganese ore		(5)	—		2	20.0
Ferroalloys		15	11.9		9	9.3
Non-ferrous minerals
Nickel and other products (*)		769	23.8		—	—
Potash		4	13.3		5	23.8
Kaolin		(9)	—		(2)
Copper concentrate		53	37.6		45	42.5
Aluminum-related
Alumina		54	22.5		12	7.6
Aluminum		193	50.7		140	54.3
Bauxite		—	—		—	—
Logistics
Railroads		69	34.3		45	25.7
Ports		13	24.1		11	24.4
Ships		(4)	—		(6)	—
Others		(19)	—		(31)	—

Total	US$	2,702	36.1%	US$	1,336	40.0%

(*)	Includes co-products and by-products (copper, precious metals, cobalt and others).
     Our operating income decreased as a percentage of net operating revenues, from 40.0% in the first three months of 2006 to 36.1% in the first three months of 2007. The following factors contributed to this result:
•	Lower margins in the nickel business compared to other businesses as well as lower margins in the copper concentrate, pellets, manganese, potash and aluminum businesses. The impact of these margins was partially offset by an increase in the margins of our iron ore, alumina and railroad businesses.

•	The decrease in margins in our pellets business, primarily reflecting the impact of the appreciation of the real against the U.S. dollar.

•	An increase in revenues and operating margins in our iron ore and alumina businesses. In each of these segments, higher prices more than offset the production cost increases described above.

•	Significant margin declines in the manganese segment, due to lower market prices for these products and the higher production costs described above.

•	The margin decline in the potash segment, resulting from the lower potash prices noted above and higher production costs primarily due to the appreciation of the real against the U.S. dollar.

•	The margin decline in the copper concentrate segment, resulting from higher production costs due primarily to the appreciation of the real against the U.S. dollar.

•	The margin decline in the aluminum segment, resulting from higher production costs due primarily to the appreciation of the real against the U.S. dollar.
Non-Operating Income (Expenses)
     The following table details our non-operating income (expenses) for the periods indicated.

	Three months ended March 31,
	2007		2006
	(US$ million)
Financial income	US$	121	US$	42
Financial expenses		(659)		(213)
Foreign exchange and monetary gains (losses) net		770		259
Gain on sale of investments		—		9

Total	US$	232	US$	97

     We had net non-operating income of US$232 million in the first three months of 2007, compared to net non-operating income of US$97 million in the same period of 2006. This change primarily reflects the following factors:
•	Higher exchange rate gains on our net foreign-currency liabilities.

•	An increase in financial income, due mainly to higher average cash balances.

•	An increase in financial expenses, due mainly to the significant increase in average debt as a result of the debt incurred to finance the Inco acquisition.
Income Taxes
     In the first three months of 2007, we recorded a net income tax expense of US$642 million, compared to US$295 million in the same period of 2006. The effective tax rate on our pretax income was 21.9% in the first three months of 2007 compared to 20.6% in the first three months of 2006.

Affiliates and Joint Ventures
     Our equity in the results of affiliates and joint ventures decreased to US$138 million in the first three months of 2007, compared to US$156 million in the same period of 2006. The change primarily reflected lower results in ferrous minerals because of the sale of GIIC in May 2006 and the sale of part of our interest in Usiminas in November 2006. The following table summarizes the composition of our equity in results of affiliates and joint ventures for the periods indicated.

	Three months ended
	March 31,
	2007		2006
	(US$ million)
Equity in results of affiliates and joint ventures
Ferrous	US$	83	US$	78
Logistics		23		14
Aluminum-related products		22		16
Steel		1		41
Coal		9		7

Total equity in results of affiliates and joint ventures	US$	138	US$	156

RECENT DEVELOPMENTS - DIRECTORS OF CVRD
     Mr. Demian Fiocca has not assumed the position of director on our Board of Directors. Until such time as he does, his alternate, Mr. Ciao Marcelo de Medeiros Melo, is serving as a director.

COMPUTATION OF RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

						Three
						months
						ended
	Year ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007
	(US$ million, except ratio)
Income before income taxes, equity results and minority interests	601	1,654	3,003	5,420	7,829	2,934
Fixed charges:
Interest costs — capitalized	15	19	31	86	126	22
Interest costs — expensed	375	351	671	560	1,338	659
Guaranteed preferred stock dividend	31	47	59	129	213	222

	421	417	761	775	1,677	903
Amortization of capitalized interest	4	5	6	8	13	4
Distributed income of equity investees	91	197	200	489	516	90

	1,117	2,273	3,970	6,692	10,035	3,931
Less: Interest capitalized	(15)	(19)	(31)	(86)	(126)	(22)

	1,102	2,254	3,939	6,606	9,909	3,909

Ratio of earnings to combined fixed charges and preferred dividends	2.62	5.41	5.18	8.52	5.91	4.33

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
     The unaudited pro forma consolidated statement of income presented herein is derived from the historical consolidated statement of income of CVRD and CVRD Inco. The unaudited pro forma consolidated statement of income has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of CVRD Inco by CVRD assumed to have occurred on January 1, 2006. The preparation of the unaudited pro forma consolidated statement of income assumes that upon completion of the acquisition of Inco, CVRD owned 100% of Inco. On December 31, 2006 we actually owned 87.73% of the outstanding shares of Inco. On January 3, 2007, at the special meeting of the shareholders of Inco, the amalgamation of Inco with our wholly-owned indirect subsidiary Itabira Canada, Inc. was approved.
     The unaudited pro forma consolidated statement of income has been derived from, should be read in conjunction with, and is qualified in its entirety by reference to the following consolidated statement of income incorporated by reference herein: (i) the audited consolidated statement of income of CVRD for the year ended December 31, 2006, which were prepared in accordance with U.S. GAAP, and (ii) the unaudited consolidated statement of income of Inco for the period ended September 30, 2006, which were prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP in the footnotes to such statement.
     The unaudited pro forma consolidated statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of CVRD would have been if the combination of CVRD and Inco had occurred on the date assumed, nor is it necessarily indicative of CVRD’s future consolidated results of operations.
     The allocation of the purchase price of Inco to acquired assets and liabilities and evaluation of conformity in accounting policies in the unaudited pro forma consolidated statement of income are based on management’s preliminary estimates at the date of acquisition. Such allocations and evaluation will be finalized based on valuation and other studies to be performed by management and external specialists, who will consider the large range of nickel prices used by and available in the nickel market which directly impact the fair values of acquired assets and, consequently, the amount of goodwill initially recognized. Accordingly, the purchase price allocation adjustments, the adjustments to conform accounting policies and related impacts may differ materially from the amounts assumed in the unaudited pro forma consolidated statement of income.
     We have consolidated CVRD Inco since we acquired it in October, 2006.

COMPANHIA VALE DO RIO DOCE
Unaudited Pro Forma Consolidated Statement of Income

	Year ended December 31, 2006
		Inco (For the
		nine months
		ended
	CVRD	September 30,	Pro forma
	(Audited)	2006)	adjustments		Consolidated
	(US$ million, except share data)
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	16,511	5,351	—		21,862
Revenues from logistic services	1,376	—	—		1,376
Aluminum products	2,381	—	—		2,381
Other products and services	95	—	—		95

	20,363	5,351	—		25,714
Taxes on revenues	(712)	—	—		(712)

Net operating revenues	19,651	5,351	—		25,002

Operating costs and expenses
Cost of ores and metals sold	(7,946)	(3,114)	(153	)A	(11,213)
Cost of logistic services	(777)	—	—		(777)
Cost of aluminum products	(1,355)	—	—		(1,355)
Others	(69)	—	—		(69)

	(10,147)	(3,114)	(153)		(13,414)
Selling, general and administrative expenses	(816)	(125)	—		(941)
Research and development	(481)	(42)	—		(523)
Others	(570)	(193)	—		(763)

	(12,014)	(3,474)	(153)		(15,641)

Operating income	7,637	1,877	(153)		9,361

Non-operating income (expenses)
Financial income	327	170	—		497
Financial expenses	(1,338)	(63)	(796	)B	(2,197)
Foreign exchange and monetary gains (losses), net	529	(83)	—		446
Gain on sale of investments	674	—	—		674
Takeover-related income	—	174	—		174

	192	198	(796)		(406)

Income before income taxes, equity results and minority interests	7,829	2,075	(949)		8,955

Income taxes
Current	(1,134)	(810)	351	C	(1,593)
Deferred	(298)	30	—		(268)

	(1,432)	(780)	351		(1,861)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	710	—	—		710
Minority interests	(579)	(82)	117	D	(544)

Net income	6,528	1,213	(481)		7,260

	Year ended December 31, 2006
		Inco (For the
		nine months
		ended
	CVRD	September 30,	Pro forma
	(Audited)	2006)	adjustments	Consolidated
	(US$ million, except share data)
Basic and diluted earnings per preferred class A share	2.69			2.99
Basic and diluted earnings per common share	2.69			2.99
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608			1,471,608
Preferred class A shares	954,426			954,426

Basis of Presentation
     The unaudited pro forma consolidated statement of income presented herein is derived from the historical consolidated statement of income of CVRD and Inco. The unaudited pro forma consolidated statement of income has been prepared in accordance with U.S. GAAP using the purchase method of accounting, with the acquisition of Inco by CVRD assumed to have occurred on January 1, 2006. The preparation of the unaudited pro forma consolidated statement of income assumes that upon completion of the acquisition of Inco, CVRD owned 100% of Inco. On December 31, 2006 we actually owned 87.73% of the outstanding shares of Inco. As of January 2007, we had acquired 100% of the issued and outstanding common shares of Inco for cash at a price of Cdn$86.00 per share, totaling US$17,061 million.
     The acquisition was accounted for under the purchase method of accounting. The pro forma adjustments reflect CVRD’s acquisition of 100% of Inco’s net assets at their fair values at December 31, 2006, and the accounting for CVRD Inco as a wholly-owned subsidiary.
     The purchase price for the business combination is as follows (dollars and shares in millions, except per share data):

Purchase price	17,061
Book value of assets acquired and liabilities assumed, net	(4,657)
Adjustment to fair value of assets acquired an liabilities assumed, net	(10,534)
Adjustment to deferred taxes	2,384

Goodwill	4,254
Pro Forma Assumptions and Adjustments
     The following assumptions and related pro forma adjustments give effect to the business combination of CVRD and Inco as if such combination had occurred on January 1, 2006 for the unaudited pro forma consolidated statement of income for the year ended December 31, 2006.
     The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been if the combination of CVRD and Inco had occurred on the date assumed, nor is it necessarily indicative of CVRD’s future consolidated results of operations or consolidated financial position.
     The pro forma financial information includes the following significant pro forma assumptions and adjustments:
     (A) This pro forma adjustment for depreciation, depletion and amortization expense of US$298 million is associated with the estimated fair value adjustment of US$10,309 million allocated to property, plant, and equipment. This pro forma adjustment also eliminates amortization expense of US$145 million for past service costs and net actuarial losses relating to post-retirement benefits.
     (B) This pro forma adjustment recognizes imputed interest expense in the year ended December 31, 2006, resulting from the repayment of convertible debt of CVRD Inco, the fair value adjustment of CVRD Inco’s long-term debt and CVRD’s incurrence of US$14,600 million of debt at an interest rate of LIBOR + 0.4% which is equal to 5.72% per annum at the acquisition date.
     This pro forma adjustment also recognizes reduction in interest income in the year ended December 31, 2006, resulting from cash disbursements in connection with the acquisition. If the interest rate were to increase by 1/8%, the interest expense would increase by US$19 million per year and net income would decrease by US$12 million per year.
     (C) This pro forma adjustment recognizes the impact on income tax expense of the above pro-forma adjustments.
     (D) This pro forma adjustment reflects the increase in CVRD’s ownership interest in Inco from 87.73% to 100%.

     The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts estimated in the assumed pro forma purchase price allocation due to changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments in the pro forma statement of income. Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.
     CVRD has not completed a detailed assessment of the fair values of assets and liabilities of CVRD Inco and the related business integration plans and synergies. The ultimate purchase price allocation may include possible adjustments to fair values of depreciable tangible assets, proven and probable reserves, reserves related to current development projects and intangible assets after a full assessment has been completed.
     The preliminary allocation of US$10,309 million to property, plant and equipment is primarily based on the estimated present value of the discounted cash flows from the long-lived reserves and resources that CVRD Inco owns directly or through joint ventures with other companies and a valuation of certain of its undeveloped properties, resources and project opportunities based on either estimated cash flows or estimated comparable transaction values. Management’s forecasted cash flows were based on extrapolations of current nickel prices, sales volumes and investments. This evaluation will be finalized based on valuation and other studies to be performed by management and external specialists, who will consider the large range of nickel prices used by and available in the nickel market which directly impact the fair values of acquired property, plant and equipment. Operational costs and other long-term assumptions were obtained from publicly available industry consultant estimates.
     For the purpose of preparing the unaudited pro forma consolidated statement of income, CVRD assumed an estimated remaining useful life of 20 years, which was based on an analysis of CVRD Inco’s estimated mine lives and on the estimated useful lives of other property, plant and equipment. If the allocation to property, plant and equipment increased by 10%, depreciation and depletion expense would increase by US$62 million per year and net income would decrease by US$41 million per year. If the estimated remaining useful life decreased by 10%, depreciation and depletion expense would also increase by US$62 million per year and net income would decrease by US$41 million per year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Date: June 18, 2007		Chief Financial Officer